SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 5, 2007 with the report for the three-month period ended on September 30, 2007 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 5, 2007, the Company filed the report for the three-month period ended on September 30, 2007 and requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such three-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

September 30, 2007 and 2006

1. Period Results
(three-month period ended on September 30, 2007 and 2006)

	In thousands of Ps.
	09/30/07	09/30/06
Ordinary	(30,023)	15,619
Extraordinary	—	—
(Loss) Period Profit	(30,023)	15,619

2. Net Worth Composition

Subscribed Capital	551,780	437,554
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	764,734	661,822
Legal Reserve	24,276	19,447
Reserve for new projects	91,744	—
Retained Earnings	77,074	112,192

Total Net Worth	1,783,995	1,505,402

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps.551,779,869. Its share composition is divided into 551,779,869 of registered common shares face value Ps. 1 each, and with one vote each, which are not held by shareholders or groups of control.

The principal shareholder is Cresud S.A.C.I.F. y A. with 175,938,793 shares, which represent the 31.9% of the issued authorized outstanding capital (or 198,797,529, that is the 34.3% fully diluted).

As of September 30, 2007 the amount of 375,841,076 common stock of face value Ps. 1 each and with right to 1 vote each are hold by the rest of the shareholders, without taking into account Cresud´s holding. It amount of shares represent 68.1% of the issued authorized outstanding capital.

On November 2002, the Company issued Convertible Notes with warrants to buy additional shares. If all the holders of Company’s Convertible Notes would exercise its conversion right, the amount of shares would rise to 553,358,702; and if all the Company’s shareholders would exercise their warrants, the amount of shares would rise to 578,971,623.

Below is an outline of the highlights of this fiscal year:

•

Net results for the three-month period ended September 30, 2007 showed a Ps.30.0 million loss compared to a Ps.15.6 million profit recorded in the same period of fiscal year 2007. Rather than a deficiency in operating performance, this result reflects the increase in financial expenses and results from our related company Banco Hipotecario, which did not record operating losses either, but rather exchange differences resulting from its holdings of certain portfolio securities recorded at less than their market value.

•

Operating income increased 7.6%, from Ps. 51.3 million in the first three months of fiscal year 2007 to Ps. 55.2 million in the same period of fiscal year 2008, driven by a 15.3% increase in revenues, from Ps.169.6 million to Ps.195.6 million. The slower rate of growth of operating income compared to revenues was motivated by the review made in the acceleration of depreciation rates of fixed assets at the closing of fiscal year 2007. EBITDA amounted to Ps. 84.4 million, 17.7% up from the figure recorded in the same period of the previous fiscal year, evidencing improved operating efficiency.

•

The participation of the different segments in net revenues was: sales and developments Ps. 1.2 million; offices and other lease properties Ps. 20.7 million; shopping centers Ps. 80.1 million; hotels Ps. 35.3 million; credit cards Ps. 58.0 million; and financial and other transactions Ps. 0.3 million.

•

Our office buildings continue to have full occupancy rates, reaching 99.1% during the first three months of fiscal year 2008 compared to 96.1% in the first three months of the previous fiscal year. During this quarter we added 15,822 square meters of the Building known as Torre BankBoston.

•

Our shopping center business continues to grow, as evidenced by the year on year increase in revenues from Ps. 60.8 million to Ps 80.1 million. We are also making progress in the works of Av. Gral. Paz and Panamericana Highway and the startup of the Neuquén project.

•

The Hotels segment has grown from Ps. 28.6 million to Ps. 35.3 million as a result of the year on year average increase in rates from Ps. 470 to Ps. 537 and average occupancy rates from 68% to 74%. EBITDA ratios have remained stable in the region of 23%.

•	In the Credit Cards segment, although revenues increased by 44%, the EBITDA-revenue ratio fell from 28% to 14% as a result of higher financing charges and operating expenses.

•

The Sales and Development segment recorded operating losses due to the few transactions closed. In this quarter, the Company entered into an agreement with Cyrela Brazil Realty to boost business in this segment.

•	After year-end, significant financial debts were repaid and the holders of outstanding Convertible Notes and Warrants have exercised the majority of their holdings of these securities.

•	We are planning a capital increase through the issuance of shares, which shall be used to finance various expansion projects envisaged by the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 6, 2007